CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2003

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F   ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

UPM-Kymmene’s Interim Review for January-September 2003

Efficiency improvements and cost savings supported UPM’s result - Stable profitability, strong cash flow

Key figures for July-September 2003:

•	Earnings per share excluding non-recurring items EUR 0.16 (4-6/2003: 0.15)

•	Operating profit excluding non-recurring items EUR 179 million (179)

•	Turnover EUR 2,437 million (2,501)

•	Operating cash flow per share EUR 0.81 (0.35)

•	Return on capital employed excluding non-recurring items 6.0% (6.2)

President and CEO Juha Niemelä comments on the third quarter of the year:

“UPM-Kymmene’s profitability and earnings per share remained on the same level as during the second quarter. The main reason for the continuing weak profitability is the low price level in the paper markets. The company’s cash flow was strong and the balance sheet improved. Net interest-bearing liabilities were decreased by slightly over EUR 300 million in the third quarter.”

“We have succeeded in compensating part of the decrease in paper prices through improvements in efficiency and saving costs during the year. The cost savings programme is proceeding as planned and we have reached more than one third of the EUR 200 million savings target.”

“In Europe, there are some positive but still rather weak signals pointing to improving growth. In North America, economic recovery appears more likely. The demand for paper in the company’s main markets continues to grow slowly, and we do not foresee a significant market turnaround this year.”

“The announced price increases in magazine papers in North America and United Kingdom are being implemented. The decrease in paper prices that has continued for a long time appears to have ceased also in continental Europe. Compared to last autumn, the situation has improved; now, we discuss with customers how and when prices will be increased. The fine paper market remains challenging.”

“Profitability in Converting Industry improved in the third quarter, but the market conditions are not expected to improve in the near future. The earnings in Wood Products Industry dropped partly due to seasonal variation and the oversupply is not expected to ease up during the rest of this year”, Mr Niemelä concludes.

For more information, please contact:

Mr Juha Niemelä, President and CEO, UPM-Kymmene Corporation, tel. +358 203 15 0001

Mr Kari Toikka, Executive Vice President and CFO, tel. +358 204 15 0014

UPM-Kymmene Corporation

Corporate Communications

October 23, 2003

***

Webcasting and Conference Call Information

The news conference regarding the Interim Review will be broadcast on-line on UPM-Kymmene’s website www.upm-kymmene.com today at 13:30 Finnish time (11:30 GMT, 6:30 EST). A recording of the news conference will be available until November 6, 2003.

To participate in the UPM-Kymmene Conference Call on October 23, 2003, please dial +44 (0)1452 542 300 at 17:00 (Finnish time) (15:00 GMT, 10:00 EST). The access code: UPM-Kymmene. Conference Call can be listened to until October 30, 2003 at the following phone number: +44 (0)1452 550 000, access code: 574 682#.

In the United States and Canada, the Conference Call number is +1 866 220 1452, password: UPM-Kymmene. The reply can be heard at the following number +1 866 276 1167, access code: 574 682#.

UPM-Kymmene Interim Review 1 January – 30 September 2003

•	Third-quarter earnings per share, excluding non-recurring items, were EUR 0.16 (0.15 for the second quarter).

•	Operating profit, excluding non-recurring items, was EUR 179 million, 7.3% of turnover (second quarter: 179 million and 7.2%).

•	The cash flow from operations per share was EUR 0.81 (second quarter: 0.35).

•	Turnover was EUR 2,437 million (second quarter: 2,501 million).

Earnings

•	Third quarter of 2003 compared with second quarter of 2003

Turnover during the third quarter amounted to EUR 2,437 million, compared with EUR 2,501 million for the second quarter. Operating profit was EUR 164 million (174 million), including non-recurring charges of EUR 15 million (5 million). The majority of the non-recurring charges relate to the restructuring of the Voikkaa mill, including the announced closure of one paper machine (PM 17), and reorganization of the Forestry Department’s operations in Finland. Non-recurring charges are reduced by capital gains of EUR 5 million from the sale of shares. Excluding non-recurring items, the Group’s operating profit for the third quarter was EUR 179 million, representing 7.3% of turnover (179 million and 7.2% for the previous quarter). Efficiency improvements and cost savings increased the Paper Industry’s operating profit although paper prices were lower and deliveries remained unchanged. Profit for the Converting Industry was better than during the second quarter, but that for the Wood Products Industry was weaker.

Financial items include EUR 1 million (12 million) in dividend income, EUR 3 million (9 million) in foreign exchange losses and EUR 49 million (57 million) in net interest expenses.

Profit before extraordinary and non-recurring items was EUR 128 million (132 million) and including non-recurring items EUR 113 million (120 million).

Profit for the period was EUR 72 million (72 million) and earnings per share were EUR 0.14 (0.13).

Excluding non-recurring items, earnings per share were EUR 0.16 (0.15), return on equity was 4.9% (4.8) and return on capital employed 6.0% (6.2).

•	First nine months of 2003 compared with the same period in 2002

Turnover for January-September was EUR 7,396 million, 6% lower than the EUR 7,858 million reported last year. Lower sales prices for paper and the stronger euro were the main reasons for the fall in turnover. Paper deliveries were 3% higher. Operating profit, excluding non-recurring items, decreased by 40% to EUR 533 million (889 million). The main reasons for the weaker profitability were the lower prices for printing and writing papers as well as weaker markets for converted products. Operating profit, excluding non-recurring items, was 7.2% of turnover (11.3).

Net interest expenses were reduced due to lower net interest-bearing liabilities and lower interest rates, and amounted to EUR 171 million (224 million). Net financial expenses were also lower at EUR 185 million (202 million) despite the increase in exchange rate losses. Profit before extraordinary and non-recurring items was EUR 375 million (687 million) and including non-recurring items EUR 324 million (687 million). Of the non-recurring items, EUR 46 million relate to the unrealized MACtac acquisition, of which EUR 27 million were exchange losses.

Excluding non-recurring items, earnings per share were EUR 0.46 (0.90), return on equity was 4.7% (9.1) and return on capital employed 6.0% (9.3).

Deliveries and production

Paper deliveries during January-September were up 3% at 7,531,000 tonnes (January-September 2002: 7,335,000 tonnes). Paper production was 7,603,000 tonnes (7,544,000 tonnes). The average capacity utilization rate was the same at 88% (88).

Financing

At the end of September the Group’s gearing ratio was 76% (84% at 30 September 2002).

Net interest-bearing liabilities were EUR 5,102 million (5,784 million), EUR 183 million lower than the EUR 5,285 million at the beginning of the year. They were also EUR 305 million lower than at the end of the second quarter. The cash flow from operations, before capital expenditure and financing, decreased to EUR 805 million (992 million).

Personnel

During the first nine months of the year, the UPM-Kymmene Group had an average of 36,124 employees (37,276 for this period last year). The number at the end of September was 34,941 (36,283).

Capital expenditure and restructuring

Gross capital expenditure, excluding acquisitions, for the first nine months of the year was EUR 409 million (386 million). Acquisitions and share purchases were EUR 11 million (20 million).

The USD 470 million project to build a 450,000 t/a fine paper machine and additional coating capacity at Changshu near Shanghai in China is advancing. The construction work on site started in September and the new paper machine was ordered during the same month. The paper machine is expected to start up in the summer of 2005.

The other major ongoing investment projects are the expansion of the deinking plant at Shotton, to be commissioned in November this year, and the rebuild of Pietarsaari pulp mill due for completion in May 2004.

In March, the company decided to rebuild paper machine 2 at the Rauma mill at a cost of approximately EUR 30 million. The investment will improve the quality of uncoated magazine paper. The rebuild will be completed in 2004.

In April, UPM-Kymmene announced its intention to sell its Rosenlew flexible intermediate bulk container (FIBC) operations. The business in question has some 470 employees and an annual turnover of approximately EUR 40 million. The transaction was finalized at the beginning of September.

In May, UPM-Kymmene signed a letter of intent to establish a joint venture company in Zhanjiang, Guangdong Province in China. The joint venture will investigate and make preparations for wood supplies for a possible future pulp mill. The first phase forestry operations will have a total cost of USD 44 million, of which UPM-Kymmene’s 45% share will be USD 20 million. UPM-Kymmene and its local partners will make a decision on the pulp mill separately.

In July the company’s Board of Directors approved an additional EUR 90 million investment to develop the customer and supply chain management systems during 2003-2006.

In early September, the company started discussions with employee representatives with a view to closing down the old 100,000 t/a book paper machine (PM 17) and the adjacent stone groundwood plant at Voikkaa paper mill in Finland. Closure of the machine is planned for 1 May 2004.

At the beginning of October, UPM-Kymmene agreed to sell its 8.2% holding in the real estate company Polar Kiinteistöt for EUR 11 million.

Cost-savings programme

In April 2003, UPM-Kymmene announced a programme targeting annual cost savings of EUR 200 million by the beginning of 2005. Cost savings are to be sought in all areas of operations, including fixed costs, purchasing, logistics and working capital reduction. By September 2003, more than one third of the target had been achieved.

Shares

UPM-Kymmene shares worth EUR 7,165 million were traded on the Helsinki Exchanges during the period January-September (8,316 million). The highest quotation was EUR 17.10 in September and the lowest EUR 11.05 in April. On the New York Stock Exchange, the company’s shares were traded to a total value of USD 138 million (117 million).

The Annual General Meeting held on 19 March 2003 approved a proposal to buy back a minimum of 100 and a maximum of 24,600,000 own shares. No shares were repurchased during the review period.

The same meeting authorized the Board of Directors to decide to increase the share capital by issuing new shares or convertible bonds in one or more issues. The increase in the number of shares may amount to an aggregate maximum of 104,000,000. Together with the authorization and share options, the number of shares, which stood at 523,578,930 at the end of September, may increase to a maximum of 650,778,930.

Apart from the above, the Board of Directors has no current authorization to issue shares, convertible bonds or share options.

Litigation

In late July, a U.S. District Court in Chicago approved an injunction to block the USD 420 million acquisition of MACtac, the pressure-sensitive materials business of the US-based Bemis Corporation, following which UPM-Kymmene terminated its agreement on the transaction.

In August, UPM-Kymmene received a grand jury subpoena in connection with the U.S. Department of Justice Antitrust Division’s investigation into the U.S. labelstock industry. UPM-Kymmene will respond to the subpoena as required.

At the end of June and early July, discharges to lake Saimaa from Kaukas pulp mill in Finland temporarily exceeded normal levels. UPM-Kymmene will compensate for the damage caused by the discharges. The accident and the related compensation are not expected to have any material effect on the company’s results.

Market outlook

Economic indicators in Europe have shown positive but still rather weak signals pointing to improving growth. In North America, economic recovery appears more likely. Demand for paper in the company’s main markets is forecast to grow, albeit slowly.

Fourth-quarter deliveries of publication papers are expected to be unchanged on the third quarter. Average prices in Europe are estimated to remain stable, while magazine paper prices in North America will continue to increase incrementally. The fine paper market is forecast to remain challenging during October-December. The markets for converted products are not expected to improve in the near future. The wood products business will continue to be difficult.

Capital expenditure, excluding acquisitions, for the whole of 2003 will be approximately EUR 700 million.

Divisional reviews

Magazine Papers

	7-9/ 2003	4-6/ 2003	1-3/ 2003	10- 12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002	1-9/ 2003	1-9/ 2002
Turnover, EUR million	839	815	764	941	894	905	837	2,418	2,636
Operating profit, EUR million 1)	53	32	29	-46	101	77	93	114	271
– % of turnover	6.3	3.9	3.8	-4.9	11.3	8.5	11.1	4.7	10.3
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	67	47	43	97	115	92	107	157	314
– % of turnover	8.0	5.8	5.6	10.3	12.9	10.2	12.8	6.5	11.9
Deliveries, 1000 t	1,218	1,184	1,071	1,263	1,181	1,153	1,021	3,473	3,355
Capacity utilization rate, %	88	85	85	87	90	81	81	86	85

1)	The fourth quarter of 2002 includes non-recurring charges of EUR 128 million.

Third-quarter profitability improved from the second quarter as a result of higher delivery volumes, greater cost efficiency and slightly higher prices in North America.

Turnover for the first nine months of 2003 declined by 8% compared with the corresponding period last year. Deliveries were up by 4% due to higher overseas deliveries. The average capacity utilization rate for magazine papers was 86%. North American coated magazine paper mills operated at well above 90% of capacity, but substantial downtime had to be taken in Europe. Demand and capacity utilization rates for uncoated magazine papers improved in the third quarter, following a weaker first six months of the year. Lower magazine paper prices together with the stronger euro in January-September compared to the same period last year were the main reasons for the decline in profitability.

Demand for coated magazine paper grew by an estimated 3% in Western Europe during January-September relative to the same period in 2002 and demand for uncoated magazine paper increased by 1%. In the United States, demand for coated magazine paper rose by an estimated 6% and that for uncoated by 5%.

Market prices for magazine papers were on average 9% lower in Western Europe during the first nine months of the year and 1% higher in the United States. During the third quarter UPM-Kymmene announced price increases in North America and the United Kingdom starting from October.

Newsprint

	7-9/ 2003	4-6/ 2003	1-3/ 2003	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002	1-9/ 2003	1-9/ 2002
Turnover, EUR million	308	326	305	347	358	336	340	939	1,034
Operating profit, EUR million 1)	11	18	18	46	48	37	31	47	116
– % of turnover	3.6	5.5	5.9	13.3	13.4	11.0	9.1	5.0	11.2
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	30	29	28	57	58	47	50	87	147
– % of turnover	9.7	8.9	9.2	16.4	16.2	14.0	14.7	9.3	14.2
Deliveries, 1000 t	629	661	594	617	664	609	577	1,884	1,850
Capacity utilization rate, %	91	92	89	88	92	88	83	91	88

1)	The first quarter of 2002 includes non-recurring charges of EUR 8 million and the third quarter of 2003 EUR 9 million.

Third-quarter operating profit fell from the second quarter due to the cost of restructuring at the Voikkaa mill. Profitability also suffered from the extended summer shutdowns at the Kajaani and Shotton mills. Delivery volumes declined and prices were stable in Western Europe. In North America and Asia newsprint prices edged upwards. Recycled fibre prices were little changed from the second quarter.

Turnover for January-September was down by 9% on the same period last year due to lower contract newsprint prices in Europe. Deliveries rose by 2% and the capacity utilization rate was 91%. Weak demand in Western Europe was offset by higher deliveries to Eastern Europe and overseas markets. Although the newsprint division has taken successful measures to improve efficiency, the double-digit price decline has hampered profitability.

Compared to January-September 2002, demand for newsprint was little changed in Western Europe and the United States.

Market prices for newsprint in Western Europe during the first nine months were on average 13% lower than in the same period last year.

Fine and Speciality Papers

	7-9/ 2003	4-6/ 2003	1-3/ 2003	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002	1-9/ 2003	1-9/ 2002
Turnover, EUR million	567	565	588	610	612	625	602	1,720	1,839
Operating profit, EUR million	63	56	76	63	111	91	94	195	296
– % of turnover	11.1	9.9	12.9	10.3	18.1	14.6	15.6	11.3	16.1
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	64	58	77	64	112	92	96	199	300
– % of turnover	11.3	10.3	13.1	10.5	18.3	14.7	15.9	11.6	16.3
Deliveries, 1000 t	715	713	704	690	714	688	682	2,132	2,084
Capacity utilization rate, %	88	88	88	80	91	91	93	88	92

Profitability for the third quarter improved somewhat on that for the second, due mainly to lower costs. The effects of the weak market were offset by reductions in fixed costs. Prices continued to decrease in Western Europe. The market for coated fine paper has remained very challenging. The markets for uncoated fine paper were characterized by weak demand, higher imports, especially from Eastern Europe, and falling prices.

The market for label papers was strong, but in other speciality papers volumes and prices were under pressure.

Turnover for January-September was 6% lower than for the corresponding period last year. Deliveries were up by 2%. The capacity utilization rate for the fine and speciality paper machines was 88%. Coated fine paper capacity continued to be significantly underutilized, with an average rate of around 75%. Uncoated fine and speciality paper machines have had capacity utilization rates of around 90%. Profitability was well down on January-September last year. The main reason is the fall in sales prices.

Demand for uncoated fine paper in Western Europe was down by an estimated 5% during the first nine months of the year, while that for coated fine paper was unchanged.

Market prices for fine papers in Western Europe were 9-10% lower than in January-September last year.

Converting Industry

	7-9/ 2003	4-6/ 2003	1-3/ 2003	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002	1-9/ 2003	1-9/ 2002
Turnover, EUR million	335	345	365	357	393	398	393	1,045	1,184
Operating profit, EUR million	14	9	16	9	20	18	23	39	61
– % of turnover	4.2	2.6	4.4	2.5	5.1	4.5	5.9	3.7	5.2
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	15	11	17	10	21	20	24	43	65
– % of turnover	4.5	3.2	4.7	2.8	5.3	5.0	6.1	4.1	5.5

Third-quarter operating profit for the Converting Industry improved on the second quarter. Better efficiency and decreased costs were the main reasons for the improved profitability. The markets continued subdued.

Turnover for January-September was 12% down on last year mainly as a result of the sale of Walki Films. Operating profit declined relative to the first nine months of last year, due to weak demand and the stronger euro. Raflatac’s self-adhesive labelstock business has continued soft in Europe, but was somewhat better in North America and Asia. The siliconized paper operations of Loparex suffered from weak demand in all the main markets. Demand for Walki Wisa’s industrial wrappings continued weak on the European market.

Wood Products Industry

	7-9/ 2003	4-6/ 2003	1-3/ 2003	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002	1-9/ 2003	1-9/ 2002
Turnover, EUR million	382	426	375	380	358	404	347	1,183	1,109
Operating profit, EUR million	1	18	10	10	5	14	8	29	27
– % of turnover	0.3	4.2	2.7	2.6	1.4	3.5	2.3	2.5	2.4
Production, sawn timber, 1000 m3	495	586	565	583	443	526	499	1,646	1,468
Production, plywood, 1000 m3	208	251	246	248	198	238	221	705	657

Operating profit for the third quarter was significantly down on the second quarter, mostly as a result of the annual break in production at the sawmills and plywood mills. Also, the competition intensified, especially in the case of plywood.

January-September turnover was up by 7% on last year due to higher deliveries and average sawn timber prices. Profitability improved slightly thanks to the performance of the sawn timber business, although it is still making a loss. The plywood business was less profitable than this period last year, mainly due to the fall in prices. The distribution of wood-based building materials has been able to maintain its good profitability.

Other operations

EUR million	7-9/ 2003	4-6/ 2003	1-3/ 2003	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002	1-9/ 2003	1-9/ 2002
Turnover	152	171	193	145	134	156	148	516	438
Operating profit
– Forestry Department, Finland	11	10	11	5	15	8	9	32	32
– Energy Department, Finland	14	19	15	9	14	13	15	48	42
– Share of results of associated companies	3	6	12	8	24	10	18	21	52
Group administration and other 1)	-6	6	-16	69	6	3	-17	-16	-8
Total	22	41	22	91	59	34	25	85	118

1)	Includes capital gains on sales of listed shares: EUR 81 million in the fourth quarter of 2002.

Third-quarter operating profit for Other Operations declined from the second quarter. Operating profit for the Forestry Department improved slightly as own stumpage revenues and the delivery volumes to mills increased. Operating profit for the Energy Department fell. The result of the associated company Metsä-Botnia was slightly down on the second quarter. The average price of long-fibre market pulp declined from USD 550/tonne in the second quarter to USD 520/tonne in the third quarter.

Operating profit for the Forestry Department for January-September was on a par with this period last year. The Energy Department’s operating profit was somewhat higher. Market electricity prices in the Nordic region during January-September 2003 were on average almost twice as high as for this period last year.

The share of the results of associated companies was lower. Even though the sales price of long-fibre pulp averaged USD 515/tonne compared with USD 465/tonne in January-September last year, the fact that the U.S. dollar was on average 20% weaker during the period negatively affected Metsä-Botnia’s turnover and profits.

Helsinki, 23 October 2003

Board of Directors

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

Tables

This Interim Review is unaudited.

Earnings

EUR million	1-9/ 2003	1-9/ 2002	Change	Change %	1-12/ 2002

Turnover	7,396	7,858	-462	-6%	10,475
Other operating income	32	46	-14		155
Costs and expenses	-6,263	-6,371	108		-8,610
Share of results of associated companies	21	52	-31		60
Depreciation and value adjustments 1)	-677	-696	19		-1,018
Operating profit	509	889	-380	-43%	1,062
– % of turnover	6.9	11.3	-4.4		10.1
– % of turnover, excluding non-recurring items	7.2	11.3	-4.1		10.6
Financial income and expenses	-185	-202	17		-273
Profit before extraordinary items	324	687	-363	-53%	789
– % of turnover	4.4	8.7	-4.4		7.5
Extraordinary income	—	—	—		—
Extraordinary expenses	—	—	—		—
Profit after extraordinary items	324	687	-363	-53%	789
Income taxes	-120	-222	102		-241
Minority interests	1	1	0		2
Profit for the period	205	466	-261	-56%	550
Earnings per share, EUR	0.39	0.90	-0.51	-57%	1.06
Earnings per share, excluding non-recurring items, EUR	0.46	0.90	-0.44	-49%	1.12
1) Depreciation and value adjustments include
Amortization of goodwill	-83	-84	1		-112
Value adjustments	—	-9	9		-91

Balance sheet

EUR million	30.9.2003	30.9.2002	Change	Change %	31.12.2002

Intangible assets	347	343	4		364
Goodwill on consolidation	1,912	2,011	-99		1,987
Tangible assets	7,964	8,511	-547		8,253
Investments held as non-current assets	1,427	1,508	-81		1,507
Non-current assets, total	11,650	12,373	-723	-6%	12,111
Stocks	1,320	1,394	-74		1,288
Receivables	1,499	1,730	-231		1,550
Cash in hand and at bank	213	148	65		425
Total assets	14,682	15,645	-963	-6%	15,374
Shareholders’ equity	6,716	6,853	-137		6,920
Minority interest	32	26	6		33
Provisions	427	430	-3		450
Deferred tax liability	594	679	-85		645
Non-current liabilities	4,697	4,716	-19		5,139
Current liabilities	2,216	2,941	-725		2,187
Total equity and liabilities	14,682	15,645	-963	-6%	15,374

Cash flow

EUR million	1-9/ 2003	1-9/ 2002	Change	1-12/ 2002

Operating profit	509	889	-380	1,062
Depreciation and other adjustments	644	620	24	862
Change in working capital	-77	-244	167	-144
Financial income and expenses and income taxes paid	-271	-273	2	-351
Cash from operating activities	805	992	-187	1,429

Acquisitions and share purchases	-7	-18	11	-41
Other investments and purchases of tangible and intangible assets	-408	-388	-20	-571
Asset sales and change in non-current receivables	-3	37	-40	171
Cash used in investing activities	-418	-369	-49	-441

Cash flow before financing activities	387	623	-236	988

Dividends paid	-390	-388	-2	-388
Change in loans and other financial items	-185	-505	320	-609
Cash used in financing activities	-575	-893	318	-997

Change in cash and cash equivalents	-188	-270	82	-9

Key figures

	1-9/ 2003	1-9/ 2002	Change	1-12/ 2002

Earnings per share, EUR	0.39	0.90	-0.51	1.06
Diluted earnings per share, EUR	0.39	0.89	-0.50	1.05
Return on equity, %	4.0	9.1	-5.1	8.0
Return on capital employed, %	5.4	9.3	-3.9	8.4
Cash flow from operations per share, EUR	1.54	1.91	-0.37	2.75
Equity to assets ratio at end of period, %	46.0	44.0	2.0	45.3
Gearing ratio at end of period, %	76	84	-8	76
Equity per share at end of period, EUR	12.83	13.18	-0.35	13.30
Net interest-bearing liabilities, EUR million	5,102	5,784	-682	5,285
Gross capital expenditure, incl. acquisitions, EUR million	420	406	14	613
– % of turnover	5.7	5.2	0.5	5.9
Gross capital expenditure, excl. acquisitions, EUR million	409	386	23	561
– % of turnover	5.5	4.9	0.6	5.4
Personnel at end of period	34,941	36,283	-1,342	35,579
No. of shares, average (1000) 1)	522,978	518,516	4,462	518,935
No. of shares at end of period (1000)	523,579	520,069	3,510	520,232

1)	Figures for previous years have been adjusted to correspond with the one-for-one bonus issue in March 2003.

Contingent liabilities

EUR million	30.9.2003	30.9.2002	Change	31.12.2002

On own behalf	206	283	-77	276
On behalf of associated companies	39	46	-7	41
On behalf of others	5	9	-4	9
Pension liabilities	2	3	-1	3
Leasing commitments	118	124	-6	133

Values of derivative agreements

EUR million	Market value 30.9.2003	Market value 30.9.2002	Market value 31.12.2002	Nominal value 30.9.2003	Nominal value 30.9.2002	Nominal value 31.12.2002

Currency derivatives
Forward contracts	45	45	66	2,850	2,918	3,562
Options, bought	—	—	—	20	5	—
Options, written	—	—	—	—	—	—
Swaps	-65	9	6	599	259	249

Interest rate derivatives
Forward contracts	-6	-19	-9	8,249	8,069	6,553
Options, bought	—	—	—	—	—	—
Options, written	—	—	—	—	—	—
Swaps	272	246	275	4,254	3,011	4,042

Other derivatives
Forward contracts	-1	—	-7	13	6	33
Swaps	—	—	—	12	—	—

Quarterly figures

EUR million	7-9/ 2003	4-6/ 2003	1-3/ 2003	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002	1-9/ 2003	1-9/ 2002	1-12/ 2002
Turnover
Paper Industry
Magazine Papers	839	815	764	941	894	905	837	2,418	2,636	3,577
Newsprint	308	326	305	347	358	336	340	939	1,034	1,381
Fine and Speciality Papers	567	565	588	610	612	625	602	1,720	1,839	2,449
Converting Industry	335	345	365	357	393	398	393	1,045	1,184	1,541
Wood Products Industry	382	426	375	380	358	404	347	1,183	1,109	1,489
Other Operations	152	171	193	145	134	156	148	516	438	583
Internal sales	-146	-147	-132	-163	-136	-145	-101	-425	-382	-545
Turnover, total	2,437	2,501	2,458	2,617	2,613	2,679	2,566	7,396	7,858	10,475
Operating profit 1)
Paper Industry
Magazine Papers	53	32	29	-46	101	77	93	114	271	225
Newsprint	11	18	18	46	48	37	31	47	116	162
Fine and Speciality Papers	63	56	76	63	111	91	94	195	296	359
Converting Industry	14	9	16	9	20	18	23	39	61	70
Wood Products Industry	1	18	10	10	5	14	8	29	27	37
Other Operations	22	41	22	91	59	34	25	85	118	209
Operating profit, total	164	174	171	173	344	271	274	509	889	1,062
– % of turnover	6.7	7.0	7.0	6.6	13.2	10.1	10.7	6.9	11.3	10.1
Non-recurring items in operating profit	-15	-5	-4	-46	4	6	-10	-24	—	-46
Operating profit excluding non-recurring items	179	179	175	219	340	265	284	533	889	1,108
– % of turnover	7.3	7.2	7.1	8.4	13.0	9.9	11.1	7.2	11.3	10.6
Dividend income	1	12	3	1	1	2	17	16	20	21
Exchange differences 2)	-3	-9	-18	—	—	2	—	-30	2	2
Other financial income and expenses	-49	-57	-65	-72	-64	-76	-84	-171	-224	-296
Profit before extraordinary items	113	120	91	102	281	199	207	324	687	789
Non-recurring items, total	-15	-12	-24	-46	4	6	-10	-51	—	-46
Profit before extraordinary and non-recurring items	128	132	115	148	277	193	217	375	687	835
Extraordinary items	—	—	—	—	—	—	—	—	—	—
Profit after extraordinary items	113	120	91	102	281	199	207	324	687	789
Income taxes	-42	-48	-30	-19	-95	-67	-60	-120	-222	-241
Minority interest	1	—	—	1	—	—	1	1	1	2
Profit for the period	72	72	61	84	186	132	148	205	466	550
Earnings per share, EUR	0.14	0.13	0.12	0.16	0.36	0.25	0.29	0.39	0.90	1.06
Earnings per share excluding non-recurring items, EUR	0.16	0.15	0.15	0.22	0.35	0.25	0.30	0.46	0.90	1.12
Average no. of shares (1000)	523,579	523,579	521,757	520,098	520,015	518,060	517,442	522,978	518,516	518,936
Return on equity excluding non-recurring items, %	4.9	4.8	4.6	6.7	10.8	7.7	9.2	4.7	9.1	8.4
Return on capital employed excluding non-recurring items, %	6.0	6.2	5.8	7.0	10.7	8.4	9.3	6.0	9.3	8.8
Operating cash flow per share, EUR	0.81	0.35	0.38	0.84	0.57	0.79	0.55	1.54	1.91	2.75

1)	The divisional operating profits include non-recurring charges as follows: first quarter of 2002 EUR 8 million and third quarter of 2003 EUR 9 million for the Newsprint business and fourth quarter EUR 128 million for the Magazine Papers business.

2)	April-June 2003 includes costs of EUR 7 million (January-March 2003: EUR 20 million) to cover the foreign exchange exposure related to the unrealized acquisition of MACtac.

Deliveries and production

	7-9/ 2003	4-6/ 2003	1-3/ 2003	10-12/ 2002	7-9/ 2002	4-6/ 2002	1-3/ 2002	1-9/ 2003	1-9/ 2002	1-12/ 2002

Deliveries
Magazine papers, 1000 t	1,218	1,184	1,071	1,263	1,181	1,153	1,021	3,473	3,355	4,618
Newsprint, 1000 t	629	661	594	617	664	609	577	1,884	1,850	2,467
Fine and Speciality papers, 1000 t	715	713	704	690	714	688	682	2,132	2,084	2,774
Converting Industry papers, 1000 t	14	13	15	13	16	15	15	42	46	59

Production
Paper, 1000 t	2,577	2,536	2,490	2,502	2,659	2,479	2,406	7,603	7,544	10,046
Capacity utilization, paper production, % 1)	88	87	87	85	91	86	85	88	88	87
Sawn timber, 1000 m3	529	623	595	619	479	572	531	1,747	1,582	2,201
Plywood, 1000 m3	208	251	246	248	198	238	221	705	657	905
Chemical pulp, 1000 t	537	473	541	506	561	513	522	1,551	1,596	2,102

1)	Starting from the beginning of 2003, capacity utilization rates have been calculated using a new formula based on 365 days/year. Previous years have been restated accordingly.

Key exchange rates for the euro at end of period

	30.9.2003	30.6.2003	31.3.2003	31.12.2002	30.9.2002	30.6.2002	31.3.2002

USD	1.1652	1.1427	1.0895	1.0487	0.9860	0.9975	0.8724
CAD	1.5717	1.5506	1.6037	1.6550	1.5566	1.5005	1.3923
JPY	128.80	137.32	129.18	124.39	119.67	118.20	115.15
GBP	0.6986	0.6932	0.6896	0.6505	0.6295	0.6498	0.6130
SEK	8.9625	9.2488	9.2608	9.1528	9.1516	9.1015	9.0304

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2003	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations